FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2018

Commission File Number: 001-34738

Kingtone Wirelessinfo Solution Holding Ltd

(Translation of registrant’s name into English)

3rd Floor, Borough A, Block A. No.181, South Taibai Road, Xi’an, Shaanxi Province,

People’s Republic of China 710065

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Kingtone Wirelessinfo Solution Holding Ltd

FORM 6-K

 Entry into Material Definitive Agreements

And Potential Change in Control

On January 25, 2018, five shareholders of Kingtone Wirelessinfo Solution Holding Ltd (the “Company”) including its largest shareholder and its Chief Executive Officer executed a Securities Purchase Agreement, whereby such shareholders agreed to sell a total of 617,988 Ordinary Shares and 282,694 American Depository Shares of the Company to Redstone YYL Management Limited, a company incorporated in the British Virgin Islands, in exchange for an aggregate purchase price of $1,897,860.09. The consummation of the sale of securities is expected to occur no later than July 31, 2018.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kingtone Wirelessinfo Solution Holding Ltd

By:	/s/ Peng Zhang
Name: Title:	Peng Zhang Chief Executive Officer

Date: January 30, 2018

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